Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of: July 2004

                          SGL CARBON Aktiengesellschaft


                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany

                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index

1. German Press Release issued April 29, 2004 regarding graphite electrode court case file reduction.

2.   Report on First Quarter 2004

3.   German Press Release issue May 13, 2004 regarding First Quarter 2004

                                    EXHIBIT 1

European court rules in graphite electrode case
- European Commission fine reduced

WIESBADEN, April 29, 2004 - The European Court of First Instance (ECFI) today announced its ruling in the "Graphite Electrode" case. The court has revised the European Commission's decision of July 18, 2001 and reduced the fine levied against SGL Carbon to EUR 69.1 million from EUR 80.2 million.

The decision of the ECFI reflects neither the objections raised against gross procedural defects nor the internationally accepted principle of double jeopardy (ne bis in idem). In 1999 the U.S. Department of Justice imposed a $ 145 million fine against SGL Carbon in the same case. Therefore and despite the lowering of the fine, SGL Carbon will seek fundamental judgment by the European Court of Justice (ECJ) as planned.

Until the ECJ issues a final ruling, the fine will be suspended by way of a bank guarantee. The guarantee, including interest, was accounted for in the refinancing.



Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.



For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 6 11 60 29 101 /
Mobil: +49 (0) 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de


                                    EXHIBIT 2

Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

Report on the First Quarter of 2004

The report on the first quarter of 2004 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2003.


o    Refinancing successfully concluded
o    Profit from operations up significantly year-on-year
o    Strong second quarter expected

Sales revenue in the first quarter amounted to EUR 234 million. Although this figure is 6% down on the prior-year quarter, sales revenue was stable after adjustment for exchange rate effects.

Profit from operations after all one-time charges and restructuring expenses increased by 51% from EUR 5.1 million to EUR 7.7 million. After adjustment for restructuring costs of EUR 3.7 million, profit from operations rose 124% to EUR
11.4 million. In addition, the profit from operations in Q1/2003 included a one-time gain of EUR 2.8 million from the sale of the electrical contacts business. As a result, the comparative figure increased from EUR 2.3 million to EUR 11.4 million. The main reasons for this increase are the ongoing savings from our cost-cutting programs, higher prices for our main product, graphite electrodes, and a rising demand for graphite specialties. Operational cash flow rose to EUR 2.3 million (Q1/2003: loss of EUR 1.7 million).

Net financing costs in Q1/2004 were EUR -14.3 million (Q1/2003: EUR -13.6 million). This minor increase was due to the interest expense from the long-term refinancing package concluded in February. A tax benefit of EUR 1.7 million resulted from the recognition of deferred tax assets on losses by our German companies in particular.The net loss after tax amounted to EUR 4.9 million in Q1/2004 (Q1/2003: loss of EUR 7.6 million).

In February, we successfully concluded a refinancing package for the Company with a total volume of EUR 866 million. The three pillars of refinancing - a capital increase, a corporate bond and a syndicated loan - fundamentally improved our balance sheet structure and secured the Company's long-term liquidity. The gross cash inflow from the capital increase amounted to EUR 266 million, lifting the equity ratio to nearly 24% as of March 31, 2004 as opposed to 9% at the end of the last fiscal year. Net debt also improved considerably, dropping from EUR 448 million as of December 31, 2003 to EUR 365 million in the first quarter. Our gearing was reduced from 3.8 to 1.0. The maturities of the corporate bond and syndicated loan significantly extended the maturity structure of the liabilities to 2008/2012.

From today's perspective, we are confident that the positive trend of the first quarter will continue in the course of the year. The strong demand for our core products, total cost reductions of around EUR 30 million net, as well as the hedging of the US dollar at an exchange rate of US$ 1.15/ EUR all contribute to this assessment. We also expect net financing costs to normalize at the level of the first quarter.

We expect to generate a further substantial increase in the profit from operations after restructuring expenses in Q2/2004. We aim to at least double the Q1/2004 result of EUR 7.7 million, thus also lifting the profit from operations substantially above the Q2/2003 figure of EUR 12.9 million. Main reasons are the continuing full capacity utilization in the graphite electrode sector and increasing sales revenue in the other sectors.

Financial Highlights (EUR million)
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(unaudited)                                      2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                   234.4                    250.7
--------------------------------------------------------------------------------
EBITDA before restructuring costs                28.5                     24.1
--------------------------------------------------------------------------------
Profit from operations before
--------------------------------------------------------------------------------
restructuring costs                              11.4                      5.1
--------------------------------------------------------------------------------
Profit from operations                            7.7                      5.1
--------------------------------------------------------------------------------
Return on sales(1)                                4.9%                     2.0%
--------------------------------------------------------------------------------
Net loss before minority interests              - 4.9                    - 7.6
--------------------------------------------------------------------------------
Earnings per share (in EUR)                    - 0.12                   - 0.34
--------------------------------------------------------------------------------
Operational cash flow(2)                          2.3                    - 1.7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            March 31,                 Dec. 31,
--------------------------------------------------------------------------------
(unaudited)                                      2004                     2003
--------------------------------------------------------------------------------
Total assets                                    1,552                    1,247
--------------------------------------------------------------------------------
Equity                                            367                      117
--------------------------------------------------------------------------------
Net debt excluding restricted
--------------------------------------------------------------------------------
cash for antitrust(3)                             365                      448
--------------------------------------------------------------------------------
Debt ratio(4)                                     1.0                      3.8
--------------------------------------------------------------------------------
Equity ratio5                                    23.6%                     9.4%
--------------------------------------------------------------------------------


(1) Ratio of profit from operations (before restructuring costs) to sales revenue

(2)  Without currency exchange rate effects

(3)  - Financial debt (incl. convertible bonds)           552
     - Deduct: Restricted cash for convertible bonds    - 143
     - Unrestricted cash and cash equivalents            - 44
     - Net debt excluding restricted cash for antitrust   365

(4) Net debt (excluding restricted cash for antitrust) divided by shareholders' equity.

(5)  Shareholders' equity divided by total assets

Segment reporting


Carbon and Graphite [CG]
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                   122.6                    134.5
--------------------------------------------------------------------------------
EBITDA(1)                                        26.8                     21.4
--------------------------------------------------------------------------------
Profit from operations(1)                        19.2                     12.2
--------------------------------------------------------------------------------
Return on sales(1)                               15.7%                     9.1%
--------------------------------------------------------------------------------

(1)  Before costs relating to restructuring of EUR 2.1 million


o Sales revenue dropped 9% from EUR 134.5 million in Q1/2003 to EUR 122.6 million, mainly due to exchange rate fluctuations. At around 45,000 tons, the volume of graphite electrodes were on the same level as previous year. Lower volumes of cathodes and furnace linings due to order postponements were largely offset by higher prices of graphite electrodes.

o Our global price increases lifted the average revenue for graphite electrodes invoiced in dollars, which account for nearly half of our business, by 17%. Due to the strong rise of the euro, volumes invoiced in euro remained flat as against the prior-year period. Raw material and energy costs developed in line with our planning.

o In the period under review, the profit from operations rose 57% to EUR 19.2 million. Constant volumes, higher prices and cost reductions of EUR 3 million increased the return on sales from 9% in Q1/2003 to the current 16%. As already mentioned, we have hedged our currency risk for European exports at US$ 1.15/EUR , in line with our annual planning. Restructuring expenses in Poland and Italy are targeting on further specialization and productivity increase. The connected lay-off of 160 employees led to one-time charges of EUR 2.1 million in Q1.

o For the year as a whole, we expect the global steel industry to remain strong. We are offsetting the closure of cost-intensive plants by intensified use of existing production capacities in existing plants. Our order books are largely filled until the end of 2004. Average revenue will increase further compared to the first quarter. Additionally, we expect our restructuring measures to result in net savings of around EUR 20 million during the course of 2004.

o In Q2/2004, we expect increased sales volumes coupled with higher prices resulting in a further significant improvement in our results.

Graphite Specialties [GS]
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                    46.3                     44.9
--------------------------------------------------------------------------------
EBITDA                                            7.9                      8.1
--------------------------------------------------------------------------------
Profit from operations                            4.2                      4.5
--------------------------------------------------------------------------------
Return on sales                                   9.1%                    10.0%
--------------------------------------------------------------------------------

o Our expectations of a slight upturn in our target industries of semiconductors and industrial applications were met in the first quarter. Sales revenue rose by over 3% year-on-year to EUR 46.3 million. Substantially higher volumes in the electronic applications segment contributed significantly to this positive development. Applications for high-performance batteries, solar power and silicon wafers finishing are steadily improving. However, US dollar currency fluctuations affected positive sales revenue development.

o The profit from operations was EUR 4.2 million on a like-forlike basis on the EUR 4.5 million for the first quarter of last year, which included a one-time income of EUR 2.8 million from the sale of our EC business. On a comparable basis, the profit from operations nearly tripled with a return on sales of 9.1% (Q1/2003: 3.8%).

o We expect to see a continuing recovery in our semiconductors, electronics and energy target sectors throughout fiscal year 2004. In addition to a slight economic upturn, we also expect clear improvements in our North American sales and earnings. We also aim to make additional cost savings and increase efficiency. Target is clearly to improve the profit from operations over 2003.

o The profit from operations for the second quarter should continue the good start to 2004 and be on a similar level to Q1.



Corrosion Protection [CP]
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                    35.2                     35.6
--------------------------------------------------------------------------------
EBITDA(1)                                       - 2.7                    - 2.8
--------------------------------------------------------------------------------
Profit from operations(1)                       - 4.7                    - 5.0
--------------------------------------------------------------------------------
Return on sales(1)                             - 13.4%                  - 14.0%
--------------------------------------------------------------------------------

(1)  Before costs relating to restructuring of EUR 1.6 million


o A review of this Business Area's strategy, as a result of long-term changes in our customer industries of chemicals and plant engineering, is ongoing. An initial restructuring of the business in the two distinct areas of Surface Protection and Process Technology has already been completed under new management. The former management team has left the Company. In the course of this year, we will report on the results of the repositioning of the two segments and on the measures resulting from this.

o Sales revenue amounted to EUR 35 million in Q1/2004, just below the figure for Q1/2003. Slight improvements in volume developments were offset by price pressure and currency effects. Investments by the plant engineering

o    and chemical industries as well as maintenance expenditure remained muted.

o    The loss from operations before restructuring costs of

o    EUR 4.7 million improved slightly quarter-on-quarter (Q1/2003: loss of EUR
     5.0 million). One-time termination benefit expenses reduced the result by a further EUR 1.6 million.

o As a result of increased enquiries from our customers, we believe that demand will pick up slightly in all segments in H2/2004. We will implement further cost-cutting throughout this Business Area in 2004 to sustainably counter the continuing strong competition and price pressure.

o In Q2/2004, the operating result should improve on Q1/2004, despite further restructuring expenses resulting from the ongoing headcount reduction measures, although it will remain in negative territory.


SGL Technologies [T]
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                    29.8                     34.9
--------------------------------------------------------------------------------
EBITDA                                            1.4                      2.1
--------------------------------------------------------------------------------
Profit from operations                          - 2.4                    - 1.9
--------------------------------------------------------------------------------
Return on sales                                 - 8.1%                   - 5.4%
--------------------------------------------------------------------------------

o Sales revenue amounted to just under EUR 30 million due to exchange rate and delivery effects in Q1, compared with EUR 35 million in Q1/2003. This was attributable to different delivery pattern for our aerospace business. However, sales revenue for carbon fibers and carbon-ceramic brake discs increased further in line with expectations.

o    The loss from operations was affected by lower volumes and amounted to EUR
     2.4 million in the period under review (Q1/2003: loss of EUR 1.9 million). This was thus in line with our projections.

o In Q2/2004, we are expecting a similar result to Q1 due to project-related contract structures. For the rest of the fiscal year, we are expecting increases in sales revenue in all areas in particular in H2, due to expected progress on projects. This should contribute to an improvement in earnings.


Corporate Costs
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                     0.5                      0.8
--------------------------------------------------------------------------------
Corporate costs                                 - 4.9                    - 4.7
--------------------------------------------------------------------------------


Group
--------------------------------------------------------------------------------
                                        First Quarter            First Quarter
(EUR million)                                    2004                     2003
--------------------------------------------------------------------------------
Sales revenue                                   234.4                    250.7
--------------------------------------------------------------------------------
EBITDA(1)                                        28.5                     24.1
--------------------------------------------------------------------------------
Profit from operations(1)                        11.4                      5.1
--------------------------------------------------------------------------------
Return on sales(1)                                4.9%                     2.0%
--------------------------------------------------------------------------------

(1)  Before costs relating to restructuring of EUR 3.7 million

Consolidated Income Statement (EUR million)
----------------------------------------------------------------------------------------------------
                                                                 First Quarter        First Quarter
(unaudited)                                                               2004                 2003
----------------------------------------------------------------------------------------------------
Sales revenue                                                            234.4                250.7
----------------------------------------------------------------------------------------------------
Gross profit                                                              62.1                 57.0
----------------------------------------------------------------------------------------------------
Selling, administrative, research and other costs                       - 50.7               - 51.9
----------------------------------------------------------------------------------------------------
Profit from operations before restructuring expenses                      11.4                  5.1
----------------------------------------------------------------------------------------------------
Restructuring expenses                                                   - 3.7                    -
----------------------------------------------------------------------------------------------------
Profit from operations                                                     7.7                  5.1
----------------------------------------------------------------------------------------------------
Net financing costs                                                     - 14.3               - 13.6
----------------------------------------------------------------------------------------------------
Profit (loss) before tax                                                 - 6.6                - 8.5
----------------------------------------------------------------------------------------------------
Income taxes                                          (6)                  1.7                  0.9
----------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                              - 4.9                - 7.6
----------------------------------------------------------------------------------------------------
Earnings per share (in EUR; basic = diluted)          (7)               - 0.12               - 0.34
----------------------------------------------------------------------------------------------------

Details of net financing costs
----------------------------------------------------------------------------------------------------
                                                                 First Quarter        First Quarter
                                                                          2004                 2003
----------------------------------------------------------------------------------------------------
Interest expense on loans                             (1)                - 8.5                - 7.4
----------------------------------------------------------------------------------------------------
Interest expense on pensions                          (2)                - 2.5                - 2.6
----------------------------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)              (3)                - 1.7                - 1.8
----------------------------------------------------------------------------------------------------
Interest other                                                             1.2                  1.2
----------------------------------------------------------------------------------------------------
Total interest expense, net                                             - 11.5               - 10.6
----------------------------------------------------------------------------------------------------
Currency adjustment of antitrust liabilities          (4)                - 1.2                    -
(non-cash)
----------------------------------------------------------------------------------------------------
Amortization of refinancing costs                     (5)                - 0.7                - 1.4
----------------------------------------------------------------------------------------------------
Other                                                                    - 0.9                - 1.6
----------------------------------------------------------------------------------------------------
Net financing costs                                                     - 14.3               - 13.6
----------------------------------------------------------------------------------------------------

Notes to the Consolidated Income Statement

Net financing costs

(1) The interest expense on loans for the first three months increased slightly year-on-year to EUR 8.5 million; the average interest rate for the period was 5.5% (Q1/2003: 5.0%). The rise in interest expense and the interest rate was a result of the new refinancing package.

(2) At EUR 2.5 million, the interest expense on pensions remained at the same level as the previous year.

(3) The non-cash expenses relating to antitrust proceedings of EUR 1.7 million include imputed interest from antitrust proceedings in North America and interest expense relating to European antitrust proceedings.

(4) The non-cash exchange rate effects from the translation of our US antitrust liabilities and the assigned currency hedges amounted to EUR -1.2 million in Q1/2004. This is due to revised market expectations about interest rate developments in the dollar and euro zones, which is one of the parameters for the fair value measurement of our hedging transactions. In the previous year, income and expenses were balanced.

(5) The costs for issuing our corporate bond and the new syndicated credit lines and guarantees are recognized and amortized over the term of the individual instruments. In Q1/2004, an expense of EUR 0.7 million was recorded for this purpose (Q1/2003: an expense of EUR 1.4 million).

Taxes

(6) The tax benefit in Q1/2004 is the result of the recognition of deferred tax assets on losses at our German companies in particular. Despite a further improvement in our US earnings, we did not recognize any additional tax loss carryforwards in Q1/2004, although we will monitor this issue in the course of the year.

Earnings per share

(7) Earnings per share in Q1/2004 are calculated on the basis of a weighted average of 40.9 million shares outstanding (2003: 22.0 million). This average is based on the increase from 22.2 to 55.5 million shares as of February 9, 2004. The new shares were traded for the first time on this date.

Consolidated Balance Sheet (EUR  million)
----------------------------------------------------------------------------------------------------
(unaudited)                                                          March 31,              Dec 31,
                                                                          2004                 2003
----------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------
Intangible assets                                                           99                   99
----------------------------------------------------------------------------------------------------
Property, plant and equipment                                              404                  408
----------------------------------------------------------------------------------------------------
Long-term investments                                                       29                   29
----------------------------------------------------------------------------------------------------
Noncurrent assets                                     (2)                  532                  536
----------------------------------------------------------------------------------------------------
Inventories                                                                277                  258
----------------------------------------------------------------------------------------------------
Trade receivables                                                          217                  221
----------------------------------------------------------------------------------------------------
Other current assets                                  (3)                   77                   59
----------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                   44                   46
----------------------------------------------------------------------------------------------------
Restricted cash for repayment of
----------------------------------------------------------------------------------------------------
convertible bonds                                                          143                    -
----------------------------------------------------------------------------------------------------
Restricted cash for antitrust                                              125                    -
----------------------------------------------------------------------------------------------------
Current assets                                                             883                  584
----------------------------------------------------------------------------------------------------
Deferred tax assets                                                        137                  127
----------------------------------------------------------------------------------------------------
Total assets                                          (1)                1,552                1,247
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
(unaudited)                                                          March 31,              Dec 31,
                                                                          2004                 2003
----------------------------------------------------------------------------------------------------
Equity and liabilities
----------------------------------------------------------------------------------------------------
Equity                                                (4)                  367                  117
----------------------------------------------------------------------------------------------------
Minority interests                                                           0                    0
----------------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits                        189                  188
----------------------------------------------------------------------------------------------------
Other provisions                                                           171                  167
----------------------------------------------------------------------------------------------------
Provisions                                                                 360                  355
----------------------------------------------------------------------------------------------------
Financial liabilities(1)                              (5)                  552                  494
----------------------------------------------------------------------------------------------------
Trade payables                                                              84                   99
----------------------------------------------------------------------------------------------------
Other liabilities                                                          150                  139
----------------------------------------------------------------------------------------------------
Liabilities                                                                786                  732
----------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                    39                   43
----------------------------------------------------------------------------------------------------
Total equity and liabilities                                             1,552                1,247
----------------------------------------------------------------------------------------------------

(1)  Including convertible bonds of EUR 134 million

Notes to the Consolidated Balance Sheet

(1) Total assets rose by EUR 305 million compared with December 31, 2003. On the assets side of the balance sheet, this increase is mainly due to the increase in cash and cash equivalents by EUR 266 million to EUR 312 million. This includes EUR 268 million for the repayment of the convertible bond and antitrust fines. The increase in inventories and the recognition of refinancing costs after adjustment for exchange rate effects increased total assets by EUR 16 million respectively EUR 18 million. In addition, the translation of foreign currency items into euros led to an increase in total assets of a further EUR 12 million compared with December 31, 2003.

(2) Noncurrent assets fell by EUR 4 million overall. Depreciation and amortization levels in excess of capital expenditures resulted in a reduction of EUR 11 million. However, positive exchange rate effects led to an increase of EUR 7 million.

(3) Other receivables and current assets increased by EUR 18 million, mainly in relation to the recognition of the refinancing costs. These costs will be amortized over the term of the individual refinancing measures, i.e., 5, 6 and 8 years.

(4) The equity ratio rose to 24% as a result of the capital increase despite the increase in total assets (December 31, 2003: 9%).

(5) On the liabilities side of the balance sheet, the full amount of the convertible bond (EUR 134 million) is still recorded under financial liabilities. The buy-back of 62.6% completed in April will be posted in Q2/2004.

     Through our refinancing, cash of EUR 268 million were paid into two escrow accounts. EUR 143 million was earmarked for the repayment of our convertible bonds. A further EUR 125 million is reserved for the payment of remaining US antitrust liabilities and the last European antitrust fine imposed in December 2003. Possible interest payments up to the maximum amount were also taken into account. After deducting available cash and cash equivalents of EUR 44 million and the cash of EUR 143 million scheduled for the repayment of the convertible bonds, net debt amounted to EUR 365 million. Cash earmarked for antitrust payments cannot be offset against financial liabilities as these do not contain the corresponding liabilities.

Gearing

o Our gearing improved substantially from 3.8 at the end of 2003 to 1.0 at the end of Q1/2004 as a consequence of our capital increase (33,277,437 new shares).


Consolidated Statement of Changes in Equity (EUR million)
--------------------------------------------------------------------------------
(unaudited)                             First Quarter            First Quarter
                                                 2004                     2003
--------------------------------------------------------------------------------
Balance at January 1                              117                      196
--------------------------------------------------------------------------------
Capital increase                                  254                        1
--------------------------------------------------------------------------------
Net loss                                          - 5                      - 8
--------------------------------------------------------------------------------
Currency exchange differences and other             1                     - 11
--------------------------------------------------------------------------------
Balance at March 31                               367                      178
--------------------------------------------------------------------------------

Consolidated Cash Flow Statement(1) (EUR million)
----------------------------------------------------------------------------------------------------
(unaudited)                                                      First Quarter        First Quarter
                                                                          2004                 2003
----------------------------------------------------------------------------------------------------
Profit from operations(2)                                                 11.4                  5.1
----------------------------------------------------------------------------------------------------
Depreciation and amortization                                             17.1                 19.0
----------------------------------------------------------------------------------------------------
EBITDA(2)                                                                 28.5                 24.1
----------------------------------------------------------------------------------------------------
Decrease (increase) in working capital                (1)               - 26.2               - 25.8
----------------------------------------------------------------------------------------------------
Operational cash flow                                                      2.3                - 1.7
----------------------------------------------------------------------------------------------------
Payments relating to antitrust proceedings                               - 0.1                - 3.9
----------------------------------------------------------------------------------------------------
Other operating cash sources (uses)                   (2)               - 29.5               - 16.0
----------------------------------------------------------------------------------------------------
Cash used in/provided by operating activities                           - 27.3               - 21.6
----------------------------------------------------------------------------------------------------
Capital expenditures                                                     - 6.4                - 8.9
----------------------------------------------------------------------------------------------------
Other investing activities                                                 0.8                  3.3
----------------------------------------------------------------------------------------------------
Cash used in investing activities                     (3)                - 5.6                - 5.6
----------------------------------------------------------------------------------------------------
Cash provided by/used in financing activities                            298.8                 76.1
----------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes                                    0.2                - 1.4
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     266.1                 47.5
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of quarter                         46.1                 21.5
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of quarter           (4)                312.2                 69.0
----------------------------------------------------------------------------------------------------

(1)  Without currency exchange rate effects
(2)  Before restructuring costs


Notes to the Consolidated Cash Flow Statement

(1) Working capital (inventories and trade receivables less trade payables) increased by EUR 26.2 million in the period under review after adjustment for exchange rate effects. This was due to increased inventories and reduced trade payables in all segments. The planned increase in inventories ensures on-time delivery of our customer contracts.

(2) Other cash used in operating activities mainly include refinancing costs of EUR 18 million that have already been paid, interest and taxes in the amount of EUR 6 million paid in Q1/2004 and cash restructuring expenses of EUR 2 million.

(3) At EUR 5.6 million, net cash used in investing activities was EUR 11.5 million less than depreciation and amortization. In addition to investments in property, plant and equipment of EUR 4.8 million, we invested EUR 1.6 million in our global SAP system platform in Q1/2004.

(4) Cash and cash equivalents increased byEUR 266 million toEUR 312 million due to the cash inflows from the refinancing.


Employees

The number of Group employees decreased from 6,926 on December 31, 2003 to 6,673 on March 31, 2004. Restructuring in Poland and Italy, in particular, contributed to this headcount reduction.

Sales Revenue & Profit from Operations by Quarter (EUR million)
-------------------------------------------------------------------------------------------------------------------
                                                                                                   2003       2004
-------------------------------------------------------------------------------------------------------------------
                                                                                                   Full
Sales Revenue                                               Q1        Q2         Q3        Q4      year         Q1
-------------------------------------------------------------------------------------------------------------------
Carbon and Graphite                                      134.5     143.1      136.4     144.0     558.0      122.6
-------------------------------------------------------------------------------------------------------------------
Graphite Specialties                                      44.9      44.1       42.2      43.1     174.3       46.3
-------------------------------------------------------------------------------------------------------------------
Corrosion Protection                                      35.6      48.2       47.0      55.4     186.2       35.2
-------------------------------------------------------------------------------------------------------------------
Established Businesses                                   215.0     235.4      225.6     242.5     918.5      204.1
-------------------------------------------------------------------------------------------------------------------
SGL Technologies                                          34.9      31.9       28.3      29.8     124.9       29.8
-------------------------------------------------------------------------------------------------------------------
Other                                                      0.8       0.8        0.7       0.5       2.8        0.5
-------------------------------------------------------------------------------------------------------------------
                                                         250.7     268.1      254.6     272.8   1,046.2      234.4
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                                                   2003       2004
-------------------------------------------------------------------------------------------------------------------
                                                                                                   Full
Profit (loss) from Operations(1)                            Q1        Q2         Q3        Q4      year         Q1
-------------------------------------------------------------------------------------------------------------------
Carbon and Graphite                                       12.2      21.3       14.2      18.7      66.4       19.2
-------------------------------------------------------------------------------------------------------------------
Graphite Specialties                                       4.5       2.6        1.4     - 1.8       6.7        4.2
-------------------------------------------------------------------------------------------------------------------
Corrosion Protection                                     - 5.0     - 1.4        1.1       1.0     - 4.3      - 4.7
-------------------------------------------------------------------------------------------------------------------
Established Businesses                                    11.7      22.5       16.7      17.9      68.8       18.7
-------------------------------------------------------------------------------------------------------------------
SGL Technologies                                         - 1.9     - 3.5      - 5.0     - 1.6    - 12.0      - 2.4
-------------------------------------------------------------------------------------------------------------------
Corporate Costs                                          - 4.7     - 6.1      - 5.0     - 2.1    - 17.9      - 4.9
-------------------------------------------------------------------------------------------------------------------
                                                           5.1      12.9        6.7      14.2      38.9       11.4
-------------------------------------------------------------------------------------------------------------------

(1) Excluding antitrust charge of EUR 19,5 million in 2003 as well as restructuring charge of EUR 10,4 million in 2003 and EUR 3,7 million in Q1/2004


Consolidated Income Statement by Quarter (EUR million)
-------------------------------------------------------------------------------------------------------------------
                                                                                                   2003       2004
-------------------------------------------------------------------------------------------------------------------
                                                                                                   Full
                                                            Q1        Q2         Q3        Q4      year         Q1
-------------------------------------------------------------------------------------------------------------------
Sales revenue                                            250.7     268.1      254.6     272.8   1,046.2      234.4
-------------------------------------------------------------------------------------------------------------------
Cost of sales                                          - 193.7   - 204.4    - 195.0   - 205.7   - 798.8    - 172.3
-------------------------------------------------------------------------------------------------------------------
Gross profit                                              57.0      63.7       59.6      67.1     247.4       62.1
-------------------------------------------------------------------------------------------------------------------
Selling/administrative/research/other                   - 51.9    - 50.8     - 52.9    - 52.9   - 208.5     - 50.7
-------------------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charges            5.1      12.9        6.7      14.2      38.9       11.4
and restructuring expenses
-------------------------------------------------------------------------------------------------------------------
Antitrust charges                                            -         -      - 5.0    - 14.5    - 19.5          -
-------------------------------------------------------------------------------------------------------------------
Restructuring expenses                                       -         -      - 3.0     - 7.4    - 10.4      - 3.7
-------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations                              5.1      12.9      - 1.3     - 7.7       9.0        7.7
-------------------------------------------------------------------------------------------------------------------
Net financing costs                                     - 13.6    - 12.6     - 13.6    - 33.5    - 73.3     - 14.3
-------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                                 - 8.5       0.3     - 14.9    - 41.2    - 64.3      - 6.6
-------------------------------------------------------------------------------------------------------------------
Income taxes                                               0.9       0.6      - 2.1      14.7      14.1        1.7
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests              - 7.6       0.9     - 17.0    - 26.5    - 50.2      - 4.9
-------------------------------------------------------------------------------------------------------------------


Important note:

This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures.
In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

Exhibit 3



Very Good Q1/2004 for SGL Carbon

o    Refinancing successfully concluded

o    Profit from operations up significantly year-on-year

o    Strong second quarter expected


Wiesbaden, May 13, 2004. The SGL Carbon Group generated total sales revenue of EUR 234 million in Q1/2004. Although this figure is 6% down on the prior-year quarter, sales revenue was stable after adjustment for exchange rate effects.

Profit from operations after all one-time charges and restructuring expenses increased by 51% from EUR 5.1 million to EUR 7.7 million. After adjustment for restructuring expenses of EUR 3.7 million, SGL Carbon's profit from operations rose 124% to EUR 11.4 million. In addition, the profit from operations in Q1/2003 included a one-time gain of EUR 2.8 million from the sale of the Company's electrical contacts business. As a result, the comparative figure increased from EUR 2.3 million to EUR 11.4 million. The main reasons for the increase are the ongoing savings from cost-cutting programs, higher prices for the Company's main product, graphite electrodes, and a rising demand for graphite specialties. Operational cash flow rose to EUR 2.3 million (Q1/2003: cash used in operating activities: EUR 1.7 million).

Net financing costs in Q1/2004 were EUR -14.3 million compared with EUR -13.6 million in the same period of the previous year. This minor increase was due to the interest expense from the long-term refinancing package concluded in February. A positive tax benefit of EUR 1.7 million resulted from the recognition of deferred tax assets on losses by SGL Carbon's German companies in particular. The net loss after tax amounted to EUR 4.9 million in Q1/2004 (Q1/2003: loss of EUR 7.6 million).

The refinancing package successfully concluded by the Company in February had a total volume of EUR 866 million. Its three pillars - a capital increase, a corporate bond and a syndicated loan - fundamentally improved SGL Carbon's balance sheet structure and secured its long-term liquidity. The gross cash inflow from the capital increase amounted to EUR 266 million, lifting the equity ratio to nearly 24% as of March 31, 2004 as opposed to 9% at the end of the last fiscal year. Net debt also improved greatly, dropping from EUR 448 million as of December 31, 2003 to EUR 365 million in the first quarter. The Company's gearing was reduced from 3.8 to 1. The maturities of the corporate bond and syndicate loan significantly extended the maturity structure of the liabilities to 2008/2012.

Carbon and Graphite [CG]

Sales revenue dropped 9% from EUR 134.5 million in Q1/2003 to EUR 122.6 million, mainly due to exchange rate fluctuations. At approx. 45,000 tons, the volume of graphite electrodes were on the same level as previous year. Lower volumes of cathodes and furnace linings due to order postponements were largely offset by higher prices of graphite electrodes.

Global price increases by the Company lifted the average revenue for graphite electrodes invoiced in dollars, which account for nearly half of its business, by 17%. Due to the strong rise of the euro, volumes invoiced in euro remained flat as against the prior-year period. Raw materials and energy costs developed in line with expectations.

The profit from operations rose 57% to EUR 19.2 million in the period under review. Constant graphite electrodes volumes, higher prices and cost reductions of EUR 3 million increased the return on sales from 9% in Q1/2003 to the current 16%. As already mentioned, SGL Carbon has hedged its currency risk for European exports at US$ 1.15/EUR in line with its annual planning. Restructuring expenses in Poland and Italy are targeting on further specialization and productivity increases. The connected lay-off of 160 employees led to one-time charges of EUR
2.1 million in Q1.

For the year as a whole, SGL Carbon expects global demand for steel to remain strong. The Company is offsetting the closure of cost-intensive plants by making intensified use of production capacities in existing plants. Order books are largely filled until the end of 2004. Average revenue will increase further compared to the first quarter. Additionally, the Company expects its restructuring measures to result in net savings of around EUR 20 million during the course of 2004. In Q2/2004, SGL Carbon expects strong sales volumes coupled with higher prices resulting in a further significant improvement in its results in Carbon and Graphite.


Graphite Specialties [GS]

The Company's expectations of a slight upturn in its customer industries of semiconductors and industrial applications were met in the first quarter. Sales revenue rose by over 3% year-on-year to EUR 46.3 million. Substantially higher volumes in the electronic applications segment contributed significantly to this positive development. The Company predicts steady improvement in applications for high-performance batteries, solar power and silicon wafers finishing in particular. However, US dollar currency effects impacted positive sales revenue.

The profit from operations was EUR 4.2 million on a comparable basis, up on a like-for-like basis on the EUR 4.5 million for the first quarter of last year, which included a one-time amount of EUR 2.8 million from the sale of the Company's EC business. On a comparable basis, the profit from operations nearly tripled with a return on sales of 9.1% (Q1/2003: 3.8%).

The Company expects to see a continuing recovery in its semiconductors, electronics and energy target sectors in Graphic Specialties throughout fiscal year 2004. In addition to a slight economic upturn, SGL Carbon is also expecting clear improvements in its North American sales and earnings. In addition, it aims to make further cost savings and increase efficiency. Target is to clearly improve its profit from operations over 2003. The profit from operations for the second quarter should continue the good start to 2004 and be on a similar level to Q1.

Corrosion Protection [CP]

A review of this Business Area's strategy is in full swing as a result of long-term changes in its customer industries of chemicals and plant construction. An initial restructuring of the business into the two distinct areas of Surface Protection and Process Technology areas has already been completed under new management. The former management team has left the Company. In the course of this year, SGL Carbon will report on the results of the repositioning of the two segments and on the measures resulting from this.

Sales revenue amounted to EUR 35 million in Q1/2004, just below the figure for Q1/2003. Slight improvements in volume developments were offset by price pressure and currency effects. Investment by the plant engineering and chemical industries as well as maintenance expenditure remained muted.

The loss from operations before restructuring expenses of EUR 4.7 million improved slightly (Q1/2003: loss of EUR 5.0 million). One-time termination benefit expenses reduced the result by a further EUR 1.6 million.

As a result of increased enquiries from customers, SGL Carbon believes that demand in Corrosion Protection will pick up slightly in all segments in H2/2004. Nevertheless, the Company will implement further cost-cutting throughout this Business Area in 2004 to sustainably counter the continuing strong competition and price pressure. In Q2/2004, the operating result should improve on Q1/2004 despite further restructuring expenses resulting from the ongoing headcount reduction measures, although it will remain in negative territory.

SGL Technologies (SGL T)

Sales revenue amounted to just under EUR 30 million due to exchange rate and delivery effects in Q1, compared with EUR 35 million in Q1/2003. This was attributable to different delivery pattern for the Company's aerospace business. However, sales revenue for carbon fibers and carbon-ceramic brake discs increased further in line with expectations.

The loss from operations was impacted by the lower volumes and amounted to EUR
2.4 million in the period under review (Q1/2003: loss of EUR 1.9 million). This was in line with the Company's projections.

In Q2/2004, the Company is expecting a similar result to Q1 for SGL Technologies due to project-related contract structures. For the rest of the fiscal year, SGL Carbon is expecting increases in sales revenue in all areas in H2 in particular, due to expected progress on projects. This should contribute to an improvement in earnings.


Employees

The number of Group employees decreased from 6,926 on December 31, 2003 to 6,673 on March 31, 2004. Restructuring in Poland and Italy contributed to this headcount reduction.

Outlook

From today's perspective, SGL Carbon is confident that the positive trend of the first quarter will continue in the course of the year. The strong demand for the Company's core products, total cost reductions of around EUR 30 million net, as well as the hedging of the US dollar at an exchange rate of US$ 1.15/ 1.0EUR all contribute to this assessment. The Company is also expecting that net financing costs will normalize at the level of the first quarter.

SGL Carbon expects to generate a further substantial increase in the profit from operations after restructuring expenses in Q2/2004. The Company aims to at least double the Q1/2004 result of EUR 7.7 million, thus also lifting the profit from operations substantially above the Q2/2003 figure of EUR 12.9 million. Main reasons are the continuing full capacity utilization in the graphite electrode sector and increasing sales revenue in the other sectors.




Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

Key figures SGL Carbon Group
(EUR million, except per share amounts)

                                                                     1. Quarter
                                                                     -----------
                                                          2004             2003
--------------------------------------------------------------------------------
Sales revenue                                            234,4            250,7
--------------------------------------------------------------------------------
EBITDA before restructuring costs                         28,5             24,1
--------------------------------------------------------------------------------
Profit from operations before restructuring costs         11,4              5,1
--------------------------------------------------------------------------------
Profit from operations                                     7,7              5,1
--------------------------------------------------------------------------------
Return on sales (1)                                        4,9%             2,0%
--------------------------------------------------------------------------------
Net profit (loss) before minority interests               (4,9)            (7,6)
--------------------------------------------------------------------------------
Earnings per share                                       (0,12)           (0,34)
--------------------------------------------------------------------------------
Operational cash flow (2)                                  2,3             (1,7)
--------------------------------------------------------------------------------

(1)  Ratio of profit from operations before restructuring costs to sales revenue
(2)  Without currency exchange rate effects

                                                      March 31          Dez. 31
                                                          2004             2003
--------------------------------------------------------------------------------
Total assets                                             1.552            1.247
--------------------------------------------------------------------------------
Equity                                                     367              117
--------------------------------------------------------------------------------
Net dept excluding restricted cash for antitrust (3)       365              448
--------------------------------------------------------------------------------
Debt ratio (4)                                             1,0              3,8
--------------------------------------------------------------------------------
Equity ratio (5)                                          23,6%             9,4%
--------------------------------------------------------------------------------

(3)  Detailed explanation see Shareholder Letter Q1/2004

(4) Net debt excluding restricted cash for antitrust divided by shareholders' equity

(5)  Shareholders' equity divided by total assets


For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SGL CARBON Aktiengesellschaft





Date: July 7, 2004                       By:      /s/ Robert J. Kohler
                                                  ------------------------------
                                                  Name:    Robert J. Koehler
                                                  Title:   Chairman of the Board
                                                           of Management


                                         By:      /s/ Dr. Bruno Toniolo
                                                  ------------------------------
                                                  Name:    Dr. Bruno Toniolo
                                                  Title:   Member of the Board
                                                           of Management





                                  End of Filing